EXHIBIT 11

STATEMENT REGARDING COMPUTATION OF EARNINGS PER SHARE

The basic net loss per share is determined by dividing the net loss by the weighted average common shares outstanding. The diluted net loss per share includes Common Stock equivalents (options and warrants). The table below shows net loss per share for the year ended December 31, 2005, seven month period ended December 31, 2004, year ended May 31, 2004, and from inception of development stage (January 5, 2005) to December 31, 2005:

				From Inception of Development Stage (January 5, 2005) to December 31, 2005

	Year Ended	Seven Months Ended	Year Ended
	December 31,	December 31,	May 31,
	2005	2004	2004

Net Loss as reported	$(1,469,493)	$(580,759)	$(236,825)	$(1,469,493)

Average shares outstanding	13,520,214	765,253	763,565	13,522,915

Effect of dilutive securities:
Options and warrants	—	—	—	—
Equivalent Shares	13,520,214	765,253	763,565	13,522,915

Net loss per share:

Basic and diluted, as reported	$(0.11)	$(0.76)	$(0.31)	$(0.11)
Basic and diluted, proforma	$(0.11)	$(0.76)	$(0.31)	$(0.11)